                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               File No. 005-56295

                                   ----------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                Amendment No. 67

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)


                          The Goldman Sachs Group, Inc.

                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                           ---------------------------
                         (Title of Class of Securities)

                                   38141G 10 4

                              ---------------------
                                 (CUSIP Number)

                               Kenneth L. Josselyn
                               Beverly L. O'Toole
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000

                              --------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                November 3, 2007

                              --------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

---------------------
CUSIP NO. 38141G 10 4                  13D
---------------------
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS:  Each of the persons identified on Appendix A.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   As to a group consisting solely of Covered Persons(1)             (a)     [x]
   As to a group consisting of persons other than Covered Persons    (b)     [x]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER: 0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8.  SHARED VOTING POWER (See Item 6) (Applies to each person
 BENEFICIALLY       listed on Appendix A.)
   OWNED BY         21,350,189 Voting Shares(2) held by Covered Persons
     EACH           3,660 Shared Ownership Shares held by Covered Persons(3)
   REPORTING        19,659,530 Sixty Day Shares held by Covered Persons(4)
    PERSON          3,067,002 Other Shares held by Covered Persons(5)
     WITH       ----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER (See Item 6)
                    As to Voting Shares, less than 1%
                    As to Shared Ownership Shares, Sixty Day Shares and Other
                    Shares, 0
                ----------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER (See Item 6):
                    As to Voting Shares, 0
                    As to Shared Ownership Shares, less than 0.01%
                    As to Sixty Day Shares and Other Shares, less than 1%.
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   44,080,381
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [   ]
     CERTAIN SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               10.80%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: IN as to Covered Persons; CO as to Reporting Entities(1) that are corporations; OO as to Reporting
   Entities that are trusts

----------
1        For a definition of this term, please see Item 2.
2        For a definition of this term, please see Item 6.
3 "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.
4 "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.
5 "Other Shares" include: (i) 552,397 shares of Common Stock held by 30 private charitable foundations established by 30 Covered Persons; (ii) 2,514,029 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 576 shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                             ITEM 6
                           CITIZENSHIP
     ITEM 1              (UNITED STATES
NAMES OF REPORTING      UNLESS OTHERWISE
    PERSONS                INDICATED)
Peter C. Aberg
Mark E. Agne
Gregory A. Agran
Raanan A. Agus
Yusuf A. Aliredha          Bahrain
Philippe J. Altuzarra       France
John A. Ashdown               UK
Akio Asuke                  Japan
Armen A. Avanessians
Dean C. Backer
Steven M. Barry
Christopher M. Barter
Stacy Bash-Polley
Jonathan A. Beinner
Driss Ben-Brahim           Morocco
Milton R. Berlinski     The Netherlands
Frances R. Bermanzohn
Paul D. Bernard
Stuart N. Bernstein
Elizabeth E. Beshel
Mark R. Beveridge
Leslie A. Biddle
Lloyd C. Blankfein
Dorothee Blessing          Germany
Johannes M. Boomaars    The Netherlands
Charles W.A. Bott             UK
Craig W. Broderick
Jason M. Brown                UK
Melissa R. Brown
Steven M. Bunson
Nicholas F. Burgin
Mary D. Byron
Jin Yong Cai            China/Hong Kong
Richard M.
   Campbell-Breeden           UK
Gerald J. Cardinale
Mark M. Carhart
Valentino D. Carlotti
Anthony H. Carpet
Michael J. Carr
Chris Casciato
Lik Shuen David Chan      Hong Kong
Amy L. Chasen
R. Martin Chavez
Andrew A. Chisholm          Canada
Jane P. Chwick
James B. Clark
Kent A. Clark               Canada
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn
Christopher A. Cole
Peter H. Comisar
Laura C. Conigliaro
William J. Conley Jr.
Thomas G. Connolly       Ireland/USA
Frank T. Connor
Linnea K. Conrad
Karen R. Cook                 UK
Edith W. Cooper
Colin J. Corgan
Thomas W. Cornacchia
Henry Cornell
E. Gerald Corrigan
Frank L. Coulson, Jr.
Randolph L. Cowen
Brahm S. Cramer             Canada
Matthew H. Cyzer              UK
Michael D. Daffey         Australia
John S. Daly               Ireland
Stephen D. Daniel           Canada
Diego De Giorgi             Italy
Michael G. De Lathauwer    Belgium
Francois-Xavier de
Mallmann                France/Switzerland
Jean A. De Pourtales      France/UK
Giorgio De Santis           Italy
Daniel L. Dees
Mark Dehnert
James Del Favero          Australia
Juan A. Del Rivero          Spain
Martin R. Devenish            UK
Salvatore Di Stasi          Italy
Armando A. Diaz
Alexander C. Dibelius      Germany
Simon P. Dingemans            UK
Joseph P. DiSabato
Katinka I. Domotorffy
Suzanne O. Donohoe
Donald J. Duet
Michael L. Dweck
Gordon E. Dyal
Isabelle Ealet              France
Glenn P. Earle                UK
Kenneth M. Eberts III
Edward K. Eisler           Austria
Jason H. Ekaireb              UK
Kathleen G. Elsesser

                             ITEM 6
                           CITIZENSHIP
     ITEM 1              (UNITED STATES
NAMES OF REPORTING      UNLESS OTHERWISE
    PERSONS                INDICATED)
Peter C. Enns               Canada
James P. Esposito
Michael P. Esposito
J. Michael Evans            Canada
Carl Faker              France/Lebanon
Fenglei Fang                China
Elizabeth C. Fascitelli
Douglas L. Feagin
Steven M. Feldman
Gregg J. Felton
Luca D. Ferrari             Italy
Stephen C. Fitzgerald     Australia
Pierre-Henri Flamand        France
Mark B. Florian
Timothy B. Flynn
Elisabeth Fontenelli
Silverio Foresi             Italy
Edward C. Forst
Colleen A. Foster
Orit Freedman               Israel
Matthew T.
  Fremont-Smith
Christopher G. French         UK
Richard A. Friedman
Enrico S. Gaglioti
James R. Garman               UK
James R. Garvey            Ireland
Kevin S. Gasvoda
Robert R. Gheewalla
Gary T. Giglio
H. John Gilbertson, Jr.
Joseph H. Gleberman
Justin G. Gmelich
Richard J. Gnodde       Ireland/South Africa
Jeffrey B. Goldenberg
Gregg A. Gonsalves
Andrew M. Gordon
Lorenzo Grabau              Italy
Michael J. Graziano
Stefan Green              Australia
David J. Greenwald
Douglas C. Grip
Peter Gross
Vishal Gupta                India
Celeste A. Guth
Jana Hale Doty
Rumiko Hasegawa             Japan
Keith L. Hayes                UK
David B. Heller
Robert D. Henderson
Bruce A. Heyman
Stephen P. Hickey
Melina E. Higgins
Kenneth L. Hirsch
Kenneth W. Hitchner
Maykin Ho
Simon N. Holden               UK
Margaret J. Holen
Peter Hollmann             Germany
Philip Holzer              Germany
Robert Howard
Zu Liu Frederick Hu         China
Alastair J. Hunt            UK/USA
Edith A. Hunt
Phillip S. Hylander           UK
Timothy J. Ingrassia
Zubin P. Irani             UK/India
Raymond J. Iwanowski
William L. Jacob III
Andrew J. Jonas
Adrian M. Jones            Ireland
Robert C. Jones
Andrew J. Kaiser
Toshinobu Kasai             Japan
James C. Katzman
Carsten Kengeter           Germany
Kevin W. Kennedy
Thomas J. Kenny
Richard A. Kimball Jr.
Robert C. King, Jr.
Timothy M. Kingston
Shigeki Kiritani            Japan
Koji Kotaka                 Japan
John D. Kramer
Peter S. Kraus
Eric S. Lane
Jonathan A. Langer
Anthony D. Lauto
John J. Lauto
George C. Lee
Gregory D. Lee            Australia
Ronald Lee
Tim Leissner            Brazil/Germany
Todd W. Leland
Gregg R. Lemkau
Hughes B. Lepic             France
Johan Leven                 Sweden
Allan S. Levine

                             ITEM 6
                           CITIZENSHIP
     ITEM 1              (UNITED STATES
NAMES OF REPORTING      UNLESS OTHERWISE
    PERSONS                INDICATED)
Brian T. Levine
Jack Levy
Matthew G. L'Heureux
George C. Liberopoulos    Canada/USA
Gwen R. Libstag
Mitchell J. Lieberman
Ryan D. Limaye
Josephine Linden              UK
Anthony W. Ling               UK
Robert Litterman
Victor M. Lopez-Balboa
Antigone Loudiadis            UK
Peter J. Lyon
Peter B. MacDonald            UK
Mark G. Machin                UK
Paula B. Madoff
John A. Mahoney
Puneet Malhi                  UK
Charles G. R. Manby           UK
Simon I. Mansfield            UK
Robert J. Markwick            UK
Allan S. Marson               UK
Alison J. Mass
David J. Mastrocola
Kathy M. Matsui
George N. Mattson
Theresa E. McCabe
Ian R. McCormick              UK
Stephen J. McGuinness
John W. McMahon
James A. McNamara
Robert A. McTamaney
Sanjeev K. Mehra          USA/India
Bernard A. Mensah             UK
Julian R. Metherell           UK
Michael J. Millette
Masanori Mochida            Japan
Timothy H. Moe
Philip J. Moffitt         Australia
Thomas K. Montag
William C. Montgomery
J. Ronald Morgan III
Simon P. Morris               UK
Thomas C. Morrow
Jeffrey M. Moslow
Sharmin                       UK
  Mossavar-Rahmani
Donald R. Mullen
Ken N. Murphy
Arjun N. Murti
Marc O. Nachmann           Germany
Kenichi Nagasu              Japan
Jeffrey P. Nedelman
Anthony J. Noto
Gavin G. O'Connor
L. Peter O'Hagan            Canada
Terence J. O'Neill            UK
Timothy J. O'Neill
Richard T. Ong             Malaysia
Taneki Ono                  Japan
Peter C. Oppenheimer          UK
Fumiko Ozawa                Japan
Robert J. Pace
Gregory K. Palm
Konstantinos N.             Greece
  Pantazopoulos
James R. Paradise             UK
Geoffrey M. Parker
Sanjay H. Patel             India
Sheila H. Patel
Arthur J. Peponis
David B. Philip
Stephen R. Pierce
Kenneth A. Pontarelli
Andrea Ponti              Italy/USA
Ellen R. Porges
Richard H. Powers
Kevin A. Quinn
Jean Raby                   Canada
John J. Rafter             Ireland
Dioscoro-Roy I. Ramos    Philippines
Charlotte P. Ransom           UK
Krishna S. Rao              India
Buckley T. Ratchford
Joseph Ravitch
Sara E. Recktenwald
Gene Reilly
Jeffrey A. Resnick
William M. Roberts
John F. W. Rogers
Eileen P. Rominger
Ivan Ross
Stuart M. Rothenberg
Paul M. Russo
Richard M. Ruzika
David C. Ryan
David M. Ryan             Australia
Katsunori Sago              Japan
Ankur A. Sahu               India
Guy E. Saidenberg           France

                             ITEM 6
                           CITIZENSHIP
     ITEM 1              (UNITED STATES
NAMES OF REPORTING      UNLESS OTHERWISE
    PERSONS                INDICATED)
Pablo J. Salame            Ecuador
Muneer A. Satter
Peter Kevin Scaturro
Susan J. Scher
Gary B. Schermerhorn
Stephen M. Scherr
Clare R. Scherrer
Howard B. Schiller
Jeffrey W. Schroeder
Harvey M. Schwartz
Steven M. Scopellite
John A. Sebastian
Karen D. Seitz
Peter D. Selman               UK
Lisa M. Shalett
David G. Shell
Michael S. Sherwood           UK
David A. Shiffman
Kunihiko Shiohara           Japan
Ravi M. Singh
Ravi Sinha                India/USA
Edward M. Siskind
Jeffrey S. Sloan
Sarah E. Smith                UK
Jonathan S. Sobel
David M. Solomon
Theodore T. Sotir
Daniel L. Sparks
Marc A. Spilker
Christoph W. Stanger       Austria
Esta E. Stecher
Laurence Stein           South Africa
Chase O. Stevenson
Steven H. Strongin
Hsueh J. Sung               Taiwan
Jonathan R. Symonds           UK
Gene T. Sykes
Morgan C. Sze
Shahriar Tadjbakhsh
Roland W. Tegeder          Germany
Thomas D. Teles
David H. Tenney
Daisuke Toki                Japan
Peter K. Tomozawa
Byron D. Trott
Michael A. Troy
Donald J. Truesdale
Irene Y. Tse              Hong Kong
Eiji Ueda                   Japan
Kaysie P. Uniacke
Lucas van Praag               UK
Ashok Varadhan
John J. Vaske
Andrea Vella                Italy
Robin A. Vince                UK
David A. Viniar
Alejandro
  Vollbrechthausen          Mexico
David H. Voon
Casper W. Von Koskull      Finland
John E. Waldron
Theodore T. Wang            China
Alan S. Waxman
Nicholas H. Weber
David M. Weil
John S. Weinberg
Gregg S. Weinstein
George W. Wellde, Jr.
Martin M. Werner            Mexico
Matthew Westerman             UK
William Wicker
Elisha Wiesel
C. Howard Wietschner
Susan A. Willetts
Todd A. Williams
John S. Willian
Andrew F. Wilson         New Zealand
Kendrick R. Wilson III
Jon Winkelried
Samuel J. Wisnia            France
Andrew E. Wolff
Tracy R. Wolstencroft
Jon A. Woodruff
Neil J. Wright                UK
Shinichi Yokote             Japan
W. Thomas York, Jr.
Wassim G. Younan          UK/Lebanon
Paul M. Young
William J. Young
Sanaz Zaimi                   UK
Paolo Zannoni               Italy
Yoel Zaoui                  France
Kevin Zhang                 China

Reporting Entities




          ITEM 1              TYPE OF         ITEM 6       NAME OF ESTABLISHING
      NAME OF ENTITY          ENTITY         PLACE OF         COVERED PERSON
                                           ORGANIZATION
Anahue Limited              Corporation       Jersey        Andrew A. Chisholm
Bott 2004 Settlement           Trust            UK          Charles W.A. Bott
Campbell-Breeden 2004          Trust            UK              Richard M.
  Settlement                                                 Campbell-Breeden
Devenish 2004 Settlement       Trust            UK          Martin R. Devenish
Dingemans 2004 Settlement      Trust            UK          Simon P. Dingemans
Drayton 2004 Settlement        Trust            UK            Karen R. Cook
French 2004 Settlement         Trust            UK        Christopher G. French
HJS2 Limited                Corporation   Cayman Islands      Hsueh J. Sung
Ling 2004 Settlement           Trust            UK           Anthony W. Ling
Manby 2004 Settlement          Trust            UK          Charles G.R. Manby
Markwick 2004 Settlement       Trust            UK          Robert J. Markwick
O'Neill 2004 Trust             Trust            UK          Terence J. O'Neill
Ransom 2004 Settlement         Trust            UK         Charlotte P. Ransom
RJG Holding Company         Corporation   Cayman Islands    Richard J. Gnodde
Sherwood 2004 Settlement       Trust            UK         Michael S. Sherwood
Westerman 2004 Settlement      Trust            UK          Matthew Westerman
Zurrah Limited              Corporation       Jersey            Yoel Zaoui

         This Amendment No. 67 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 67 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has increased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1.  SECURITY AND ISSUER

         This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

ITEM 2.  IDENTITY AND BACKGROUND

         (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to a Shareholders' Agreement, dated as of May 7, 1999 and amended and restated as of June 22, 2004 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

         Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a Participating Managing Director (as defined in Item 6 below) employed by GS Inc. or one of its affiliates. GS Inc. is a global investment banking and securities firm. The business address of each Covered Person for purposes of this Schedule is 85 Broad Street, New York, New York 10004.

         Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

         (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations;
(ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") acquired certain shares of Common Stock in exchange for their interests in Hull; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

         Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4.  PURPOSE OF TRANSACTIONS

         The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

         Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

         Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

         (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

         (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the past 60 days.

         (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. The Shareholders' Agreement was amended and restated effective as of the close of business on June 22, 2004. References to the "board of directors" are to the board of directors of GS Inc.

         The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee (the "Participating Managing Directors").

         The "Voting Shares" include all of the shares of Common Stock of which a Covered Person is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

         Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below) (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through a Reporting Entity or certain other approved estate planning vehicles established by Covered Persons, are generally deemed to count toward the satisfaction of the Transfer Restrictions.

         For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director.

WAIVERS

         The Shareholders' Committee, described below under "Information Regarding the Shareholders' Committee," has the power to waive the Transfer Restrictions to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; transfer Common Stock held in employee benefit plans; and transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally.

         In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

         In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

         Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

         The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

         The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

         Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

         The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Gary D. Cohn and Jon Winkelried are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

         Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

PLEDGE AGREEMENTS

         Certain Covered Persons have pledged in the aggregate 1,756,638 shares of Common Stock to banks as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR CHARITABLE DONATIONS

         In connection with the donations of shares of Common Stock by certain Covered Persons to certain charitable organizations on December 13, 1999, December 22, 2000, December 26, 2001, January 9, 2002, December 23, 2002, January 8, 2003, December 22, 2003 and January 8, 2004, GS Inc. entered into a Registration Rights Instrument and five substantially similar Supplemental Registration Rights Instruments (the "Charitable Supplements"). The following is a description of the Registration Rights Instrument, as supplemented by the Charitable Supplements. The Registration Rights Instrument and the Charitable Supplements are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

         Pursuant to the Registration Rights Instrument and the Charitable Supplements, GS Inc. has agreed to register the donated shares of Common Stock for resale by charitable foundations and public charities. GS Inc. has agreed in the Registration Rights Instrument and the Charitable Supplements to pay all of the fees and expenses relating to the offering by the charitable organizations, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the charitable organizations in connection with their resales. GS Inc. also has agreed to indemnify the charitable organizations against certain liabilities, including those arising under the Securities Act.

         GS Inc. may amend the Registration Rights Instrument and the Charitable Supplements in any manner that it deems appropriate, without the consent of any charitable organization. However, GS Inc. may not make any amendment that would cause the shares of Common Stock to fail to be "qualified appreciated stock" within the meaning of Section 170 of the Internal Revenue Code. In addition, GS Inc. may not make any amendment that would materially and adversely affect the rights of any charitable organization without the consent of a majority of the materially and adversely affected charitable organizations.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

         In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument (the "EMD Supplement"), which supplements the Registration Rights Instrument referred to above. The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

         Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

         Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

MATERIAL TO BE FILED AS EXHIBITS

   Exhibit                               Description
------------  ------------------------------------------------------------------
       A.     Registration Rights Instrument, dated as of December 10, 1999
              (incorporated by reference to Exhibit G to Amendment No. 1 to the
              Initial Schedule 13D, filed December 17, 1999 (File No.
              005-56295)).

       B.     Supplemental Registration Rights Instrument, dated as of December
              10, 1999 (incorporated by reference to Exhibit H to Amendment No.
              1 to the Initial Schedule 13D, filed December 17, 1999 (File No.
              005-56295)).

       C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
              (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

       D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule
              13D, filed June 30, 2000 (File No. 005-56295)).

       E.     Form of Counterpart to Shareholders' Agreement for non-U.S.
              corporations (incorporated by reference to Exhibit L to Amendment
              No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
              005-56295)).

       F.     Form of Counterpart to Shareholders' Agreement for non-U.S.
              trusts (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
              005-56295)).

       G.     Supplemental Registration Rights Instrument, dated as of June 19,
              2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No.
              005-56295)).

       H.     Power of Attorney (incorporated by reference to Exhibit X to
              Amendment No. 14 to the Initial Schedule 13D, filed March 29,
              2001 (File No. 005-56295)).

       I.     Supplemental Registration Rights Instrument, dated as of December
              21, 2000 (incorporated by reference to Exhibit AA to Amendment
              No. 12 to the Initial Schedule 13D, filed January 23, 2001 (File
              No. 005-56295)).

       J.     Supplemental Registration Rights Instrument, dated as of December
              21, 2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The Goldman Sachs Group, Inc.).

       K.     Supplemental Registration Rights Instrument, dated as of December
              20, 2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs Group, Inc.).

       L.     Form of Written Consent Relating to Sale and Purchase of Common
              Stock (incorporated by reference to Exhibit FF to Amendment No.
              35 to the Initial Schedule 13D, filed January 8, 2003 (File No.
              005-56295)).

       M.     Supplemental Registration Rights Instrument, dated as of December
              19, 2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs Group, Inc.).

   Exhibit                               Description
------------  ------------------------------------------------------------------
       N.     Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to
              Exhibit M to Amendment No. 54 to the Initial Schedule 13D, filed
              June 22, 2004 (File No. 005-56295)).

                                                                         ANNEX A

    INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                               REPORTING ENTITIES.

                                                                             CONVICTIONS OR         BENEFICIAL
                                                                             VIOLATIONS OF       OWNERSHIP OF THE
                                                                            FEDERAL OR STATE   COMMON STOCK OF THE
                                                                            LAWS WITHIN THE       GOLDMAN SACHS
     NAME         CITIZENSHIP    BUSINESS ADDRESS     PRESENT EMPLOYMENT    LAST FIVE YEARS        GROUP, INC.
     ----         -----------    ----------------     ------------------    ---------------        -----------
Steven M.             USA       85 Broad Street      Managing Director,           None         Less than 1% of the
Bunson                          New York, NY         The Goldman Sachs                         outstanding shares
                                10004                Group, Inc.                               of Common Stock.
Michael H.            UK        26 New Street,       Partner,                     None         None
Richardson                      St. Helier, Jersey,  Bedell Cristin
                                JE4 3RA
Anthony J.            UK        26 New Street,       Partner,                     None         None
Dessain                         St. Helier, Jersey,  Bedell Cristin
                                JE4 3RA

                                                                         ANNEX B


ITEMS 2(D)
  AND 2(E). INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                         ANNEX C


ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

      None.

                                                                         ANNEX D


ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 10,966,051 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options, all of which have vested and are exercisable.

On or about January 2, 2008, 8,693,479 shares of Common Stock will be delivered pursuant to the terms of an equal number of restricted stock units.

The share amounts given above includes the gross number of shares of Common Stock underlying these restricted stock units and options, and are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of the date hereof. Upon delivery of the shares pursuant to the terms of the restricted stock units or upon the exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                         ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON                                TRADE DATE              NUMBER OF SHARES      PRICE PER SHARE (IN $)
--------------                                ----------              ----------------      ----------------------
Johannes M. Boomaars                      September 21, 2007                       100                   205.05
Johannes M. Boomaars                      September 21, 2007                       500                   205.06
Johannes M. Boomaars                      September 21, 2007                       790                   205.07
Craig W. Broderick                        September 21, 2007                     5,000                   205.56
E. Gerald Corrigan                        September 21, 2007                     5,000                   206.21
E. Gerald Corrigan                        September 21, 2007                     5,000                   212.59
Randolph L. Cowen                         September 21, 2007                     5,000                   205.73
Devenish 2004 Settlement                  September 21, 2007                     2,509                   205.56
Steven M. Feldman                         September 21, 2007                     3,506                   205.01
Gregory D. Lee                            September 21, 2007                    11,524                   207.41
Jean Raby                                 September 21, 2007                     1,000                   207.06
Krishna S. Rao                            September 21, 2007                     2,000                   205.56
Jeffrey A. Resnick                        September 21, 2007                     1,000                   205.56
Jeffrey A. Resnick                        September 21, 2007                     1,000                   207.00
C. Howard Wietschner                      September 21, 2007                       300                   205.00
William J. Young                          September 21, 2007                     5,000                   205.46
Victor M. Lopez-Balboa                    September 24, 2007                     3,517                   213.00
Richard H. Powers                         September 24, 2007                     2,700                   212.22
Jean Raby                                 September 24, 2007                       845                   213.34
Charles W A. Bott                         September 25, 2007                     1,061                   209.00
Isabelle Ealet                            September 25, 2007                       100                   210.64
Isabelle Ealet                            September 25, 2007                       100                   210.65
Isabelle Ealet                            September 25, 2007                       100                   210.68
Isabelle Ealet                            September 25, 2007                       100                   210.69
Isabelle Ealet                            September 25, 2007                       100                   211.58
Isabelle Ealet                            September 25, 2007                       400                   210.63
Isabelle Ealet                            September 25, 2007                       400                   211.64
Isabelle Ealet                            September 25, 2007                       400                   211.65
Isabelle Ealet                            September 25, 2007                       500                   210.67
Isabelle Ealet                            September 25, 2007                       500                   211.63
Isabelle Ealet                            September 25, 2007                       600                   211.57
Isabelle Ealet                            September 25, 2007                       700                   210.70
Theodore T. Wang                          September 25, 2007                       500                   210.70
Theodore T. Wang                          September 25, 2007                     1,500                   210.67
William J. Young                          September 25, 2007                     4,750                   210.83
Brahm S. Cramer                           September 26, 2007                     4,578                   211.50
Isabelle Ealet                            September 27, 2007                       100                   216.43
Isabelle Ealet                            September 27, 2007                       100                   216.55
Isabelle Ealet                            September 27, 2007                       938                   216.52
Isabelle Ealet                            September 27, 2007                     1,000                   216.45
Abby Joseph Cohen                         September 28, 2007                     1,000                   218.06
George N. Mattson                           October 1, 2007                          6                   218.27
Richard H. Powers                           October 1, 2007                      4,715                   222.10
Byron D. Trott                              October 1, 2007                     25,000                   222.30

COVERED PERSON                                TRADE DATE              NUMBER OF SHARES      PRICE PER SHARE (IN $)
--------------                                ----------              ----------------      ----------------------
Katinka I. Domotorffy                       October 2, 2007                          5                   222.91
Stephen C. Fitzgerald                       October 2, 2007                      1,996                   223.25
Justin G. Gmelich                           October 2, 2007                        750                   227.05
Michael J. Graziano                         October 2, 2007                      3,000                   224.53
Edith A. Hunt                               October 2, 2007                      4,953                   223.98
Tracy R. Wolstencroft                       October 2, 2007                      5,000                   222.54
William J. Young                            October 2, 2007                      4,450                   224.70
Kenneth M. Eberts III                       October 3, 2007                      1,689                   229.88
Stephen C. Fitzgerald                       October 3, 2007                      4,895                   226.25
Manby 2004 Settlement                       October 3, 2007                      2,228                   226.25
Jean Raby                                   October 3, 2007                      3,000                   227.52
Jean Raby                                   October 3, 2007                      3,000                   227.49
Tracy R. Wolstencroft                       October 3, 2007                      5,000                   227.41
Dean C. Backer                              October 4, 2007                      1,000                   227.37
Milton R. Berlinski                         October 5, 2007                     10,000                   227.30
Michael J. Carr                             October 5, 2007                     10,000                   228.11
Jeffrey B. Goldenberg                       October 5, 2007                      5,000                   227.17
Ivan Ross                                   October 5, 2007                        120                   226.09
C. Howard Wietschner                        October 5, 2007                        100                   227.72
Linnea K. Conrad                            October 8, 2007                      1,000                   228.61
Diego De Giorgi                             October 8, 2007                      1,262                   228.25
Abby Joseph Cohen                           October 9, 2007                      1,000                   232.43
Abby Joseph Cohen                           October 9, 2007                      2,000                   233.65
John S. Daly                                October 9, 2007                      2,000                   236.99
Michael J. Graziano                         October 9, 2007                      3,000                   235.10
Robert D. Henderson                         October 9, 2007                     12,532                   237.35
George C. Liberopoulos                      October 9, 2007                      4,451                   233.14
Theodore T. Wang                            October 9, 2007                        500                   237.30
Nicholas H. Weber                           October 9, 2007                      9,176                   236.96
C. Howard Wietschner                        October 9, 2007                        100                   236.63
Peter H. Comisar                           October 10, 2007                        469                   236.91
Enrico S. Gaglioti                         October 10, 2007                      1,750                   237.00
James R. Garman                            October 10, 2007                        532                   237.11
David J. Greenwald                         October 10, 2007                      2,500                   235.90
Ravi Sinha                                 October 11, 2007                        954                   236.37
Kendrick R. Wilson III                     October 11, 2007                     10,000                   232.85
C. Howard Wietschner                       October 12, 2007                        100                   233.69
C. Howard Wietschner                       October 17, 2007                        100                   228.18
Philip Holzer                              October 18, 2007                        239                   225.50
Philip Holzer                              October 18, 2007                        489                   225.45
Bernard A. Mensah                          October 18, 2007                        500                   225.32
Bernard A. Mensah                          October 18, 2007                        500                   225.33
Michael S. Sherwood                        October 18, 2007                     75,000                   227.07
Robert Litterman                           October 19, 2007                      6,866                   221.29
Robert Litterman                           October 19, 2007                     59,500                   223.78
Ellen R. Porges                            October 19, 2007                          2                   225.87
Alexander C. Dibelius                      October 23, 2007                      5,000                   223.63
George C. Liberopoulos                     October 23, 2007                      2,271                   225.00
Peter C. Aberg                             October 24, 2007                      1,496                   219.89
Enrico S. Gaglioti                         October 24, 2007                      1,500                   225.00
George C. Liberopoulos                     October 24, 2007                      2,661                   225.00
Tracy R. Wolstencroft                      October 24, 2007                      5,000                   225.00
Peter C. Aberg                             October 25, 2007                        828                   224.82
Abby Joseph Cohen                          October 25, 2007                        500                   227.68

COVERED PERSON                                TRADE DATE              NUMBER OF SHARES      PRICE PER SHARE (IN $)
--------------                                ----------              ----------------      ----------------------
George C. Liberopoulos                     October 25, 2007                        500                   224.95
Abby Joseph Cohen                          October 26, 2007                      1,000                   231.75
Abby Joseph Cohen                          October 26, 2007                      1,240                   230.51
Abby Joseph Cohen                          October 26, 2007                      2,000                   231.01
Abby Joseph Cohen                          October 26, 2007                      2,000                   231.79
Diego De Giorgi                            October 26, 2007                        603                   231.52
Jean A. De Pourtales                       October 26, 2007                        100                   230.50
Jean A. De Pourtales                       October 26, 2007                        100                   230.54
Jean A. De Pourtales                       October 26, 2007                        100                   230.64
Jean A. De Pourtales                       October 26, 2007                        100                   230.66
Jean A. De Pourtales                       October 26, 2007                        300                   230.48
Jean A. De Pourtales                       October 26, 2007                        300                   230.63
Jean A. De Pourtales                       October 26, 2007                        500                   230.53
Jean A. De Pourtales                       October 26, 2007                        800                   230.57
Jean A. De Pourtales                       October 26, 2007                        800                   230.58
Jean A. De Pourtales                       October 26, 2007                        900                   230.52
Jean A. De Pourtales                       October 26, 2007                      1,000                   230.47
Jean A. De Pourtales                       October 26, 2007                      1,000                   230.51
Matthew T. Fremont-Smith                   October 26, 2007                      4,300                   230.44
Enrico S. Gaglioti                         October 26, 2007                      3,737                   233.52
Melina E. Higgins                          October 26, 2007                      2,192                   235.86
George C. Liberopoulos                     October 26, 2007                      2,758                   230.95
Gregory K. Palm                            October 26, 2007                     50,000                   231.77
David A. Viniar                            October 26, 2007                     20,000                   234.61
Karen R. Cook                              October 29, 2007                      5,484                   240.06
Karen R. Cook                              October 29, 2007                     17,825                   239.89

The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON                                TRADE DATE              NUMBER OF SHARES      PRICE PER SHARE (IN $)
--------------                                ----------              ----------------      ----------------------
Robert R. Gheewalla                       September 25, 2007                       122                   213.20
Peter H. Comisar                          September 27, 2007                       163                   216.15
Robert R. Gheewalla                       September 27, 2007                        81                   216.66
Robert R. Gheewalla                         October 1, 2007                        120                   222.98
Marc O. Nachmann                            October 3, 2007                        156                   226.25
Paula B. Madoff                             October 3, 2007                      1,002                   227.32
Peter Hollmann                              October 5, 2007                          9                   227.21
Andrew J. Jonas                             October 9, 2007                        134                   228.22
HJS2 Limited                               October 26, 2007                      2,715                   232.42

The following purchases and sales of Other Shares were made by family members of the following Covered Persons or by estate planning entities (which are not Reporting Entities) established by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

                                                                                    NUMBER OF      PRICE PER SHARE
COVERED PERSON                  PURCHASE OR SALE          TRADE DATE                 SHARES             (IN $)
--------------                  ----------------          ----------                 ------             ------
Laura C. Conigliaro                   Sale            September 21, 2007                 364            207.53
Timothy J. O'Neill                  Purchase          September 21, 2007                 145            205.89
Jeffrey B. Goldenberg*                Sale             October 12, 2007                  200            232.68
Gene T. Sykes                         Sale             October 25, 2007                5,000            228.12
Gene T. Sykes                         Sale             October 26, 2007                5,000            235.23

----------

*     This was a sale of Shared Ownership Shares.

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares sold through an affiliate of Mellon Investor Services LLC for cash on the New York Stock
Exchange:

                                                         NUMBER     STRIKE    SALES           NUMBER        NUMBER
                                                           OF       PRICE     PRICE         OF SHARES     OF SHARES
       COVERED PERSON            DATE OF EXERCISE       OPTIONS     (IN $)    (IN $)           SOLD        RETAINED
       --------------            ----------------       -------     ------    ------           ----        --------
Dean C. Backer                  September 21, 2007        7,438      53.00    205.51            7,438           0
Peter H. Comisar                September 21, 2007          395      78.87    205.56              395           0
Peter H. Comisar                September 21, 2007        2,436     82.875    205.56            2,436           0
Peter H. Comisar                September 21, 2007        2,860      53.00    205.56            2,860           0
Peter H. Comisar                September 21, 2007        3,066      91.61    205.56            3,066           0
Peter H. Comisar                September 21, 2007          243      78.87    205.56              163          80
Laura C. Conigliaro             September 21, 2007        6,500     82.875    205.82            6,500           0
Isabelle Ealet                  September 21, 2007       10,000      53.00    205.53           10,000           0
Steven M. Feldman               September 21, 2007        5,018     82.875    205.27            5,018           0
Gregory D. Lee                  September 21, 2007        7,089     82.875    206.47            7,089           0
Gwen R. Libstag                 September 21, 2007       25,000      53.00    208.14           25,000           0
Robert A. McTamaney             September 21, 2007        1,079     82.875    206.01            1,079           0
Robert A. McTamaney             September 21, 2007       23,712      78.87    205.39           23,712           0
Robert A. McTamaney             September 21, 2007       28,391      91.61    205.45           28,391           0
Robert A. McTamaney             September 21, 2007       37,842      96.08    205.37           37,842           0
Robert A. McTamaney*            September 21, 2007        8,356     82.875    207.61                0       8,356
David M. Solomon*               September 21, 2007        5,263     82.875    207.61                0       5,263
David M. Solomon                September 21, 2007       59,297     82.875    205.86           59,297           0
Christoph W. Stanger            September 21, 2007        3,000      53.00    209.00            3,000           0
John J. Vaske                   September 21, 2007        5,000      91.61    205.72            5,000           0
Stuart N. Bernstein             September 24, 2007        1,000      53.00    213.14            1,000           0
Frank L. Coulson Jr.            September 24, 2007       23,712      78.87    213.10           23,712           0
Isabelle Ealet                  September 24, 2007        2,500      53.00    212.10            2,500           0
Robert R. Gheewalla             September 24, 2007        1,500      91.61    213.17            1,500           0
Peter Hollmann                  September 24, 2007        1,523     82.875    213.00            1,523           0
George N. Mattson               September 24, 2007        2,674     82.875    212.15            2,674           0
George N. Mattson               September 24, 2007          915     82.875    212.08              594         321
Jean Raby                       September 24, 2007        1,000      53.00    212.98            1,000           0
Jean Raby*                      September 24, 2007        1,000      53.00    212.13                0       1,000
Jean Raby*                      September 24, 2007       10,000      53.00    212.13                0      10,000
Jeffrey S. Sloan                September 24, 2007        4,000      91.61    213.67            4,000           0
Peter Hollmann                  September 25, 2007        1,000     82.875    211.00            1,000           0
Peter Hollmann                  September 25, 2007        1,000     82.875    212.00              681         319
Andrew J. Kaiser                September 25, 2007          639      91.61    210.67              639           0
Gregg R. Lemkau                 September 25, 2007        5,000      91.61    211.28            5,000           0
Jeffrey M. Moslow               September 25, 2007        5,000     82.875    211.88            5,000           0
Dioscoro-Roy I. Ramos           September 25, 2007        3,237      78.87    211.00            3,237           0
Dioscoro-Roy I. Ramos           September 25, 2007        5,124      91.61    211.00            5,124           0
Dioscoro-Roy I. Ramos           September 25, 2007        6,567     82.875    211.00            6,567           0
Dioscoro-Roy I. Ramos           September 25, 2007       36,003      53.00    210.84           36,003           0
Daisuke Toki                    September 25, 2007        2,000      53.00    209.07            2,000           0
Elizabeth E. Beshel             September 26, 2007          500      91.61    214.06              500           0
Isabelle Ealet                  September 26, 2007        2,500      53.00    213.70            2,500           0
Peter Hollmann                  September 26, 2007        1,000     82.875    214.90            1,000           0
Peter Hollmann                  September 26, 2007        1,000     82.875    213.00            1,000           0
Peter Hollmann                  September 26, 2007        1,000      91.61    211.42            1,000           0
Jeffrey M. Moslow               September 26, 2007          784     82.875    214.00              784           0
Edward M. Siskind               September 26, 2007       25,746      53.00    215.00           25,746           0

                                                         NUMBER     STRIKE    SALES           NUMBER        NUMBER
                                                           OF       PRICE     PRICE         OF SHARES     OF SHARES
       COVERED PERSON            DATE OF EXERCISE       OPTIONS     (IN $)    (IN $)           SOLD        RETAINED
       --------------            ----------------       -------     ------    ------           ----        --------
Edward M. Siskind               September 26, 2007       37,092      53.00    215.00           37,092           0
Frank L. Coulson Jr.            September 27, 2007       10,000     82.875    216.84           10,000           0
Isabelle Ealet                  September 27, 2007          905      53.00    216.21              905           0
Isabelle Ealet                  September 27, 2007        4,000      53.00    215.24            4,000           0
Robert R. Gheewalla             September 27, 2007          966      91.61    216.56              966           0
Kendrick R. Wilson III          September 27, 2007       51,690     82.875    215.42           51,690           0
Peter C. Enns                   September 28, 2007        2,812      53.00    217.67            2,812           0
Peter Hollmann                  September 28, 2007        1,494      91.61    215.46            1,044         450
Jeffrey S. Sloan                September 28, 2007        1,365      91.61    216.99              923         442
John J. Vaske                   September 28, 2007        2,744      91.61    216.21            2,744           0
Stuart N. Bernstein               October 1, 2007         1,000      53.00    222.82            1,000           0
Frank L. Coulson Jr.              October 1, 2007         3,000     82.875    223.04            3,000           0
Frank L. Coulson Jr.              October 1, 2007         4,947     82.875    220.37            4,947           0
Frank L. Coulson Jr.              October 1, 2007        10,000     82.875    218.05           10,000           0
Matthew T. Fremont-Smith          October 1, 2007         7,092      53.00    222.10            7,092           0
Robert R. Gheewalla               October 1, 2007         1,300      78.87    222.56            1,300           0
Peter Hollmann                    October 1, 2007         1,000      91.61    218.50            1,000           0
Peter Hollmann                    October 1, 2007         1,000      91.61    219.50            1,000           0
Gwen R. Libstag                   October 1, 2007        10,000      53.00    222.00           10,000           0
Jeffrey M. Moslow                 October 1, 2007         1,000     82.875    223.05            1,000           0
Jean Raby                         October 1, 2007         1,000      53.00    220.54            1,000           0
W. Thomas York, Jr.               October 1, 2007         2,000      53.00    220.23            2,000           0
Frank L. Coulson Jr.              October 2, 2007         2,000     82.875    226.82            2,000           0
Isabelle Ealet                    October 2, 2007        10,000      53.00    227.59           10,000           0
George C. Liberopoulos            October 2, 2007        11,293      53.00    225.00           11,293           0
Jeffrey M. Moslow                 October 2, 2007         1,000     82.875    225.05            1,000           0
Jeffrey M. Moslow                 October 2, 2007         1,000     82.875    227.63            1,000           0
Jean Raby                         October 2, 2007         1,000      53.00    226.32            1,000           0
Elizabeth E. Beshel               October 3, 2007           844      91.61    228.48              844           0
Isabelle Ealet                    October 3, 2007        10,000      53.00    226.28           10,000           0
Isabelle Ealet                    October 3, 2007        10,000      53.00    227.56           10,000           0
Kenneth M. Eberts III             October 3, 2007        11,784     82.875    229.64           11,784           0
Lorenzo Grabau                    October 3, 2007        10,221      53.00    226.29           10,221           0
Peter S. Kraus                    October 3, 2007        54,351     82.875    226.68           54,351           0
Gwen R. Libstag                   October 3, 2007        10,000      53.00    230.00           10,000           0
Paula B. Madoff                   October 3, 2007        12,180      91.61    226.92           12,180           0
Jeffrey M. Moslow                 October 3, 2007         1,000     82.875    229.05            1,000           0
Marc O. Nachmann                  October 3, 2007         1,740      78.87    226.25            1,740           0
W. Thomas York, Jr.               October 3, 2007         1,000      53.00    228.51            1,000           0
Edith W. Cooper                   October 5, 2007        10,000      78.87    228.48           10,000           0
John J. Vaske                     October 5, 2007         2,500      91.61    226.38            2,500           0
Stuart N. Bernstein               October 8, 2007         1,000      53.00    227.63            1,000           0
Stuart N. Bernstein               October 8, 2007         1,000      53.00    227.38            1,000           0
Daisuke Toki                      October 8, 2007         2,000      53.00    228.05            2,000           0
Stuart N. Bernstein               October 9, 2007         1,000      53.00    234.60            1,000           0
Laura C. Conigliaro               October 9, 2007         3,600     82.875    236.91            3,600           0
Frank L. Coulson Jr.              October 9, 2007         2,000     82.875    235.09            2,000           0
John S. Daly                      October 9, 2007         2,000      53.00    236.54            2,000           0
Andrew J. Jonas                   October 9, 2007         6,567     82.875    228.21            6,567           0
Gwen R. Libstag                   October 9, 2007         5,000      53.00    235.01            5,000           0
Gwen R. Libstag                   October 9, 2007        10,000      53.00    230.00           10,000           0

                                                         NUMBER     STRIKE    SALES           NUMBER        NUMBER
                                                           OF       PRICE     PRICE         OF SHARES     OF SHARES
       COVERED PERSON            DATE OF EXERCISE       OPTIONS     (IN $)    (IN $)           SOLD        RETAINED
       --------------            ----------------       -------     ------    ------           ----        --------
Jeffrey M. Moslow                 October 9, 2007         2,000     82.875    238.08            2,000           0
Shahriar Tadjbakhsh               October 9, 2007        12,000      53.00    235.03           12,000           0
Nicholas H. Weber                 October 9, 2007         2,001     82.875    237.34            2,001           0
Nicholas H. Weber                 October 9, 2007         5,844      78.87    237.80            5,844           0
Stuart N. Bernstein              October 10, 2007         1,000      53.00    237.28            1,000           0
Melissa R. Brown                 October 10, 2007           900      53.00    237.11              900           0
Melissa R. Brown                 October 10, 2007         1,000      53.00    235.84            1,000           0
Peter H. Comisar                 October 10, 2007         4,000      53.00    237.25            4,000           0
Randolph L. Cowen                October 10, 2007        27,582     82.875    236.89           27,582           0
Isabelle Ealet                   October 10, 2007         1,159     82.875    236.19            1,159           0
W. Thomas York, Jr.              October 10, 2007         2,000      53.00    236.88            2,000           0
Richard M. Campbell-Breeden      October 11, 2007        10,000      53.00    236.09           10,000           0
Michael G. De Lathauwer          October 11, 2007         2,500      53.00    238.25            2,500           0
Isabelle Ealet                   October 11, 2007         2,965      91.61    238.49            2,965           0
Peter H. Comisar                 October 15, 2007         4,800      53.00    228.02            4,800           0
Isabelle Ealet                   October 15, 2007           900      53.00    233.25              491         409
Harvey M. Schwartz               October 18, 2007         2,000      53.00    226.01            2,000           0
W. Thomas York, Jr.              October 18, 2007         2,000      53.00    226.46            2,000           0
Robert Litterman                 October 19, 2007        14,295      78.87    225.97           14,295           0
Robert Litterman                 October 19, 2007        33,873      96.08    226.10           33,873           0
Robert Litterman                 October 19, 2007        34,607      91.61    226.13           34,607           0
Robert Litterman                 October 19, 2007        37,782     82.875    226.09           37,782           0
Ellen R. Porges                  October 19, 2007         1,275      91.61    225.40            1,275           0
Ellen R. Porges                  October 19, 2007           475      91.61    225.70              329         146
Keith L. Hayes                   October 22, 2007        11,599      53.00    222.77           11,599           0
Ellen R. Porges                  October 22, 2007         1,251      91.61    222.47            1,251           0
Ellen R. Porges                  October 22, 2007           443      91.61    222.49              308         135
Daisuke Toki                     October 23, 2007         2,000      53.00    223.63            2,000           0
Jean Raby                        October 25, 2007         1,000      53.00    228.30            1,000           0
Stuart N. Bernstein              October 26, 2007           724      53.00    233.37              724           0
Stuart N. Bernstein              October 26, 2007         1,000      53.00    231.55            1,000           0
Frank L. Coulson Jr.             October 26, 2007         3,000     82.875    235.16            3,000           0
George C. Liberopoulos           October 26, 2007         2,328     82.875    230.95            2,328           0
George C. Liberopoulos           October 26, 2007         3,024      91.61    230.95            3,024           0
George C. Liberopoulos           October 26, 2007         3,525      78.87    230.95            3,525           0
Hsueh J. Sung                    October 26, 2007         5,984      78.87    231.14            5,984           0
Hsueh J. Sung                    October 26, 2007        15,146      91.61    230.98           15,146           0
John J. Vaske                    October 26, 2007         1,390      91.61    230.65            1,390           0
William M. Wicker                October 26, 2007         9,225      78.87    234.88            9,225           0
W. Thomas York, Jr.              October 26, 2007         2,000      53.00    230.95            2,000           0
W. Thomas York, Jr.              October 26, 2007         2,000      53.00    230.29            2,000           0

----------

* This transaction was a cash-for-stock exercise, not a cashless exercise, and did not involve the sale of stock.

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Persons:


                                                                                    ACQUISITION OR
COVERED PERSON                      TRANSFER DATE          NUMBER OF SHARES           DISPOSITION
--------------                      -------------          ----------------           -----------
C. Howard Wietschner             September 21, 2007                     120           Disposition
Jason H. Ekaireb                 September 24, 2007                   2,260           Disposition
John A. Sebastian                September 24, 2007                      95           Disposition
Kevin W. Kennedy                 September 24, 2007                  16,000           Disposition
Sanaz Zaimi                      September 24, 2007                  10,349           Disposition
Ivan Ross                        September 27, 2007                      73           Disposition
Peter S. Kraus                   September 27, 2007                     695           Disposition
Robert C. King Jr.               September 27, 2007                   1,855           Disposition
Theodore T. Sotir                September 27, 2007                      24           Disposition
Ravi Sinha                       September 28, 2007                      46           Disposition
Stuart N. Bernstein              September 28, 2007                      47           Disposition
Stuart N. Bernstein                October 1, 2007                       50           Disposition
Linnea K. Conrad                   October 2, 2007                       75           Disposition
Stuart N. Bernstein                October 3, 2007                      100           Disposition
Timothy J. O'Neill                 October 4, 2007                    9,150           Disposition
Edward C. Forst                   October 10, 2007                    8,440           Disposition
C. Howard Wietschner              October 15, 2007                      100           Disposition
Andrew A. Chisholm                October 17, 2007                   15,000           Disposition
Peter H. Comisar                  October 22, 2007                      524           Disposition
C. Howard Wietschner              October 24, 2007                      100           Disposition
Robert C. King Jr.                October 24, 2007                      114           Disposition
Paul D. Bernard                   October 25, 2007                    2,214           Disposition

                                                                         ANNEX F


ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written American-style standardized call options or purchased American-Style standardized put options on Voting Shares with the following terms:

                                 CALL WRITTEN                      STRIKE
                                    OR PUT          NUMBER OF      PRICE
       COVERED PERSON             PURCHASED          SHARES        (IN $)    TRANSACTION DATE         MATURITY DATE
       --------------             ---------          ------        ------    ----------------         -------------
Jean A. De Pourtales             Call Written          5,400        150        May 14, 2007          January 19, 2008
Christopher A. Cole              Call Written         10,000        250        May 15, 2007          January 19, 2008
Stephen R. Pierce                Call Written          6,000        250        May 15, 2007          January 19, 2008
David M. Ryan*                   Call Written         30,000        270        June 21, 2007         January 19, 2008
David H. Voon                    Call Written          1,000        240        July 2, 2007          January 19, 2008
William C. Montgomery            Call Written          4,300        220     September 25, 2007       January 19, 2008
Peter K. Tomozawa                Call Written          4,500        230     September 27, 2007       January 19, 2008
Jack Levy                        Call Written         60,000        230       October 1, 2007         April 19, 2008
Christopher A. Cole              Call Written          5,000        300       October 9, 2007        January 17, 2008
Ransom 2004 Settlement           Call Written          2,600        240      October 16, 2007        January 19, 2008
Ransom 2004 Settlement           Call Written          2,600        250      October 16, 2007        January 19, 2008
Jeffrey M. Moslow                Call Written          3,300        240      October 25, 2007        January 19, 2008
Michael J. Carr                  Call Written         11,000        250      October 25, 2007         April 19, 2008
C. Howard Wietschner             Call Written          2,100        230      October 26, 2007       December 22, 2007
C. Howard Wietschner             Call Written            400        240      October 26, 2007       December 22, 2007
Tracy R. Wolstencroft            Call Written         50,000        300      October 26, 2007         April 19, 2008

----------

*     This option is held through an entity.

SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2007


                                          By:      /s/ Beverly L. O'Toole
                                                  ------------------------------
                                          Name:   Beverly L. O'Toole
                                          Title:  Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit                                                   Description
-------                                                   -----------

     A.        Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to
               Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No.
               005-56295)).

     B.        Supplemental Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999
               (File No. 005-56295)).

     C.        Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

     D.        Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and
               Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial
               Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

     E.        Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File
               No. 005-56295)).

     F.        Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to
               Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
               005-56295)).

     G.        Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000
               (File No. 005-56295)).

     H.        Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial
               Schedule 13D, filed March 29, 2001 (File No. 005-56295)).

     I.        Supplemental Registration Rights Instrument, dated as of December 21, 2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the Initial Schedule 13D, filed January 23, 2001
               (File No. 005-56295)).

     J.        Supplemental Registration Rights Instrument, dated as of December 21, 2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by
               The Goldman Sachs Group, Inc.).

     K.        Supplemental Registration Rights Instrument, dated as of December 20, 2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs Group, Inc.).

     L.        Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No.
               005-56295)).

     M.        Supplemental Registration Rights Instrument, dated as of December 19, 2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs Group, Inc.).

Exhibit                                                   Description
-------                                                   -----------

     N.        Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22,
               2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial Schedule 13D,
               filed June 22, 2004 (File No. 005-56295)).